EXHIBIT "A" (3)

      Certificate of Amendment to Articles of Incorporation
                 For Nevada Profit Corporations
  (Pursuant to NRS 78.385 and 78.390 - After Issuance of Stock)

1. Name of corporations: Medical Staffing Solutions, Inc.

2. The Articles have been amended as follows:

     Amend Article 4.  Authorized Shares:

     The  corporation  shall have authority to issue  300,000,000 shares of Common Stock having a $0.001 par value, and 30,000,000 shares of Preferred Stock having a $0.001 par value.

3. The vote by which the stockholders holding shares in the corporation entitling them to exercise at least a majority of the voting power, or such greater proportion of the voting power as may be required in the case of a vote by classes or series, or as may be required by the provisions of the articles of incorporation have voted in favor of the amendment is:
30,344,322

4. Effective date of filing: 02-16-2004

5. Officer Signature:  /s/ B.B. Sahay, CEO